UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 12, 2022

SORRENTO THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36150	33-0344842
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4955 Directors Place

San Diego, CA 92121

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (858) 203-4100

N/A

(Former Name, or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value	SRNE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Contribution and Satisfaction of Indebtedness Agreement

On September 12, 2022, Sorrento Therapeutics, Inc. (“Sorrento”) entered into a Contribution and Satisfaction of Indebtedness Agreement (the “Debt Exchange Agreement”) with Scilex Holding Company, a majority-owned subsidiary of Sorrento (“Scilex”), and Scilex Pharmaceuticals, Inc., an indirect wholly owned subsidiary of Sorrento and direct wholly owned subsidiary of Scilex (“Scilex Pharma”). The Debt Exchange Agreement relates to certain amounts owed to Sorrento by Scilex and Scilex Pharma, including accrued interest thereon, if any, as of the date of the Debt Exchange Agreement and as additional amounts may be incurred between the date of the Debt Exchange Agreement and the closing of the transactions contemplated by the Merger Agreement (as defined below), for certain loans and other amounts provided (or to be provided) by Sorrento to Scilex and Scilex Pharma (the “Outstanding Indebtedness”), which indebtedness is currently approximately $276,000,000, but which will not exceed $310,000,000 as of immediately prior to the closing of the transactions contemplated by the Merger Agreement.

Pursuant to the Debt Exchange Agreement, (i) Sorrento agreed to contribute the Outstanding Indebtedness (as set forth in the Debt Exchange Agreement) to Scilex in exchange for the issuance by Scilex to Sorrento of that number of shares of to be designated Series A Preferred Stock, par value $0.0001 per share, of Scilex (subject to adjustment for recapitalizations, stock splits, stock dividends and similar transactions) (the “Shares” and such transaction, the “Contribution”) that is equal to (a) the sum of the aggregate amount of the Outstanding Indebtedness plus the amount that is equal to 10% of such aggregate amount of the Outstanding Indebtedness divided by (b) $11.00 (rounded up to the nearest whole share); and (ii) immediately following the Contribution, Scilex agreed to further contribute the portion of such Outstanding Indebtedness that is owed by Scilex Pharma to Sorrento as a capital contribution to Scilex Pharma for no consideration. Further, pursuant to the Debt Exchange Agreement, prior to the Contribution, Scilex agreed to file, with the Secretary of State of the State of Delaware, (1) a Certificate of Amendment to its Amended and Restated Certificate of Incorporation in order to increase the number of authorized shares of preferred stock of Scilex from 20,000,000 shares to 45,000,000 shares; and (2) a certificate of designations, in the form attached as Exhibit B to the Debt Exchange Agreement, to set forth the designations, powers, rights and preferences and qualifications, limitations and restrictions of the Shares. Upon the occurrence of the Contribution and issuance of the Shares to Sorrento, the Outstanding Indebtedness of Scilex and Scilex Pharma owed to Sorrento shall be extinguished in its entirety and shall be of no further force or effect and shall be deemed satisfied in full.

The foregoing description of the Debt Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Debt Exchange Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1 hereto and is incorporated herein by reference.

Amendment No. 1 to Merger Agreement

As previously disclosed in the Current Report on Form 8-K filed by Sorrento with the Securities and Exchange Commission (the “SEC”) on March 18, 2022 (the “Current Report”), on March 17, 2022, Scilex entered into an agreement and plan of merger (the “Merger Agreement”) with Vickers Vantage Corp. I., a Cayman Islands exempted company (“Vickers”), and Vantage Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Vickers (“Merger Sub” and together with Vickers, the “Parent Parties”), pursuant to which, among other things, Merger Sub will merge with and into Scilex with Scilex surviving the merger as a wholly owned subsidiary of Vickers (the “Merger”). Upon the closing of the Merger (the “Closing”), it is anticipated that Vickers will change its name to “Scilex Holding Company” (“New Scilex”). Shares of Vickers common stock following the Domestication (as defined below) are hereinafter referred to as “New Scilex Common Stock”. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

The Merger Agreement provides for, among other things, the following transactions: (i) Vickers will domesticate as a Delaware corporation (such transaction, the “Domestication”) and (ii) in accordance with the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) and following the Domestication (a) each share of common stock of Scilex issued and outstanding immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive, without interest, a number of New Scilex Common Stock equal to the Exchange Ratio (as defined in the Merger Agreement); and (b) each option to purchase a share of Scilex common stock that is then outstanding shall be converted into the right to receive an option to purchase a number of New Scilex Common Stock as determined by the Exchange Ratio upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, with the exercise price thereof adjusted by the Exchange Ratio.

On September 12, 2022, Scilex entered into Amendment No. 1 to the Merger Agreement with Vickers and Merger Sub (the “Amendment”). All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment and the Merger Agreement.

The Amendment amends the Merger Agreement to, among other things, provide that: (i) the Plan of Domestication attached to the Merger Agreement as a new Exhibit G shall constitute a plan of domestication for purposes of Section 388 of the DGCL and shall include the corporate acts identified therein and any act or transaction contemplated by the Merger Agreement; (ii) at the Effective Time, each Domesticated Parent Unit shall separate automatically into its component parts, comprised of one share of Domesticated Parent Common Share and one-half of one Domesticated Parent Warrant (provided that no fractional Domesticated Parent Warrants shall be issued and any holder who would be entitled to receive a fractional Domesticated Parent Warrant will have such fraction rounded down to the nearest whole number of Domesticated Parent Warrants); (iii) immediately after Closing, New Scilex’s board of directors shall consist of seven directors, five of whom will be designated by Scilex (including one director who shall satisfy the independence requirements of the applicable Stock Exchange (which shall be Nasdaq, unless the parties otherwise agree to list on another national securities exchange, which may include the New York Stock Exchange, prior to the Closing)) and two of whom will be independent directors to be designated by Scilex and agreed to by Vickers prior to the Closing; (iv) at the Effective Time, by virtue of the Merger, each share of Series A Preferred Stock of Scilex issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into the right to receive, without interest, one Domesticated Parent Preferred Share and one-tenth of one Domesticated Parent Common Share; (v) Vickers shall use its reasonable best efforts to ensure that Vickers remains listed as a public company, and that the Parent Ordinary Shares and public Parent Warrants remain listed on Nasdaq through the Closing and Scilex shall use its reasonable best efforts to prepare and file an initial listing application with the Stock Exchange in connection with the transactions contemplated by the Merger Agreement; (vi) each party shall use its reasonable best efforts to, among other things, obtain approval for the listing of the Domesticated Parent Common Shares and Domesticated Parent Warrants issued pursuant to the Merger Agreement on the Stock Exchange; (vii) following the consummation of the Domestication, and the filing of the Parent Certificate of Incorporation, but prior to the Effective Time, Vickers shall file with the Secretary of State of Delaware a certificate of designations, in the form attached to the Merger Agreement as a new Exhibit F, which provides for, among other things, the designations, powers, rights and preferences and qualifications, limitations and restrictions of certain preferred stock of Vickers; (viii) as a condition of Scilex to the Closing, that the shares of Domesticated Parent Common Shares and Domesticated Parent Warrants shall remain listed on Nasdaq through the Effective Time, the listing application for the listing of the Domesticated Parent Common Shares and Domesticated Parent Warrants following the Effective Time shall have been approved by the applicable Stock Exchange, and, as of the Closing Date, Vickers shall not have received any written notice from Nasdaq of non-compliance with Nasdaq’s applicable continued listing requirements for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied; and (ix) extend the Outside Date to November 11, 2022. The Amendment also sets forth the agreement of Vickers and Scilex to amend the Parent Certificate of Incorporation to increase the number of authorized shares of preferred stock set forth therein from 10,000,000 to 45,000,000 and, as a result, increase the total number of shares of all classes of stock that Vickers shall have authority to issue from 750,000,000 to 785,000,000 and, in connection with the Domestication, to name the initial incorporator and initial board of directors of Vickers for the period between the Domestication and the Effective Time.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 hereto, and is incorporated herein by reference.

Stockholder Agreement

On September 12, 2022, Sorrento entered into a Stockholder Agreement with Vickers (the “Stockholder Agreement”). Pursuant to the Stockholder Agreement, from and after the Effective Time, and for so long as Sorrento beneficially owns any shares of Series A Preferred Stock, par value $0.0001 per share, of Vickers (“New Scilex Series A Preferred Stock”), among other things, (i) Sorrento shall have the right, but not the obligation, to designate each director to be nominated, elected or appointed to the Board of Directors of New Scilex (each, a “Stockholder Designee” and collectively, the “Stockholder Designees”), regardless of (i) whether such Stockholder Designee is to be elected to the Board of Directors of New Scilex (“New Scilex Board”) at a meeting of stockholders called for the purpose of electing directors (or by consent in lieu of meeting) or appointed by the New Scilex Board in order to fill any vacancy created by the departure of any director or increase in the authorized number of members of the New Scilex Board, or (ii) the size of the New Scilex Board and New Scilex will be required to take all actions reasonably necessary, and not otherwise prohibited by applicable law, to cause each Stockholder Designee to be so nominated, elected or appointed to the New Scilex Board as more fully described in the Stockholder Agreement. Sorrento shall also have the right to designate a replacement director for any Stockholder Designee that has been removed from the New Scilex Board and the right to appoint a representative of Sorrento to attend all meetings of the committees of the New Scilex Board. The Stockholder Agreement also provides that New Scilex will be prohibited from taking certain actions without the consent of Sorrento. Such actions include, among other things, amendments to the certificate of designations designating the New Scilex Series A Preferred Stock, increases or decreases in the size of the New Scilex Board, the incurrence of certain amounts of indebtedness and the payment of dividends on New Scilex Common Stock.

The foregoing description of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.2 hereto, and is incorporated herein by reference.

Amendment No. 1 to Sponsor Support Agreement

As previously disclosed in the Current Report on Form 8-K filed with the SEC on March 18, 2022, on March 17, 2022, Scilex entered into a sponsor support agreement (the “Original Support Agreement”) by and among Vickers Venture Fund VI Pte Ltd, Vickers Venture Fund VI (Plan) Pte Ltd, Jeffrey Chi, Chris Ho, Pei Wei Woo, Suneel Kaji, Steve Myint (collectively, the “Sponsors”).

On September 12, 2022, Scilex entered into Amendment No. 1 to the Original Support Agreement with the Sponsors (the “Support Agreement Amendment”). All capitalized terms used below and not otherwise defined herein shall have the meanings set forth in the Original Support Agreement and the Support Agreement Amendment.

The Support Agreement Amendment amends the Original Support Agreement to, among other things, provide that if, as of immediately prior to the Closing, the holders of more than seventy-five percent (75%) of the aggregate amount of Parent Ordinary Shares issued and outstanding as of March 17, 2022 shall have exercised redemption rights in conjunction with the shareholder vote on the Extension Amendment or the Parent Shareholder Approval Matters, then automatically and without any further action by any other Person, such Sponsor shall forfeit a number of Parent Warrants equal to forty percent (40%) of all Parent Warrants held by such Sponsor immediately prior to Closing, and all such Parent Warrants shall be cancelled and forfeited for no consideration, and shall cease to exist.

The foregoing description of the Support Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Support Agreement Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.3 hereto, and is incorporated herein by reference.

Additional Information

For additional information on the proposed Merger, see the relevant materials that Vickers has filed with the SEC, including a registration statement on Form S-4 (the “Vickers Registration Statement”) with the SEC, which includes a proxy statement/prospectus of Vickers. Vickers’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed or to be filed with the SEC in connection with the proposed Merger, as these materials contain important information about Scilex, Vickers and the proposed Merger. Promptly after the Vickers Registration Statement is declared effective by the SEC, Vickers will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the Merger and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Vickers are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Merger. The documents filed by Vickers with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Vickers and its directors and executive officers may be deemed participants in the solicitation of proxies from Vickers’ shareholders in connection with the Merger. A list of the names of such directors and executive officers and information regarding their interests in the proposed Merger will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

Scilex and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Vickers in connection with the proposed Merger. Information about Scilex’s directors and executive officers and information regarding their interests in the proposed Merger will be included in the proxy statement/prospectus for the proposed Merger.

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the business combination between Scilex and Vickers, the estimated or anticipated future results and benefits of the combined company following the Merger, including the likelihood and ability of the parties to successfully consummate the Merger, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of management of Sorrento, Scilex and Vickers and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Sorrento, Scilex and Vickers. These statements are subject to a number of risks and uncertainties regarding Sorrento’s, Scilex’s and Vickers’ businesses and the Merger, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Merger or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Merger; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Merger; the risk that the approval of the stockholders of Scilex or the shareholders of Vickers for the potential transaction is not obtained; failure to realize the anticipated benefits of the Merger, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Scilex or Vickers; the risk that the Merger disrupts current plans and operations as a result of the announcement and consummation of the Merger; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Vickers’ shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq (or any other exchange) following the Merger; and costs related to the Merger. There may be additional risks that Scilex and Sorrento presently do not know or that Scilex or Sorrento currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Scilex, Sorrento and Vickers’ expectations, plans or forecasts of future events and views as of the date of this communication. Scilex and Sorrento anticipate that subsequent events and developments will cause such assessments to change. However, while Scilex and Sorrento may elect to update these forward-looking statements at some point in the future, each of Scilex and Sorrento specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Scilex’s or Sorrento’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

2.1*	Amendment No. 1 to Agreement and Plan of Merger, dated as of September 12, 2022, by and among Vickers Vantage Corp. I, Vantage Merger Sub Inc. and Scilex Holding Company.
10.1*	Contribution and Satisfaction of Indebtedness Agreement, dated as of September 12, 2022, by and among Sorrento Therapeutics, Inc., Scilex Holding Company and Scilex Pharmaceuticals, Inc.
10.2	Stockholder Agreement, dated as of September 12, 2022, by and among Sorrento Therapeutics, Inc. and Vickers Vantage Corp. I.
10.3	Amendment No. 1 to Sponsor Support Agreement, dated as of September 12, 2022, by and among Vickers Vantage Corp. I, Scilex Holding Company and each of the Persons set forth on Schedule I attached thereto.
104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

*	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SORRENTO THERAPEUTICS, INC.

Date: September 13, 2022	By:	/s/ Henry Ji, Ph.D.
Name: Henry Ji, Ph.D.
Title: Chairman of the Board, President and Chief Executive Officer